Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management's Discussion & Analysis

For the Year ended August 31, 2021

1.1.1	Date December 1, 2021

Introduction

The following management's discussion and analysis, prepared as of August 31, 2021, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the "Company"), and should be read in conjunction with the Company's audited consolidated financial statements for the years ended August 31, 2021 and 2020 and the notes thereto. Amounts are reported in Canadian dollars based upon consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until we first filed a draft of the registration statement of which this prospectus forms a part. We only have three years of audited financial statements.

We currently have minimally positive net income, and if we are unable to maintain and grow our net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net comprehensive loss of $14,725,341 in our 2021 fiscal year as compared to a net loss of $2,275,532 in our 2020 fiscal year. Net income may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not significantly exceed our expenses or could be less than our expenses. It may take us longer to increase our net income to do so than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to increase our net income would mean that we would have to curtail our planned growth in operations or resort to financings to fund such growth.

Our plan of operations entails promoting a product candidate that may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to sell to OEMs of boats. We expect the electric powertrain systems to represent the majority of our revenue in the future accounting periods. We have built prototypes of our electric powertrain but have not shared this prototype with potential OEMs or the performance specifications of our powertrain with them. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any customers for our electric powertrains. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. If we are not successful in commercializing our product candidate or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If the funds on hand and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or additional registered offerings, and through shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;

●	improvements in the fuel economy of the internal combustion engine;

●	the availability of service for electric powerboats;

●	the environmental consciousness of consumers;

●	volatility in the cost of oil and gasoline;

●	consumers’ perceptions about convenience and cost to charge an electric powerboat;

●	the availability of tax and other governmental incentives to manufacture electric powerboats; and

●	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors over inboard motors.

We envision the majority of our growth deriving from the sale of one of our product candidates, an electric powertrain for an outboard motor. If consumer preferences led to a decline in outboard motors, the OEMs we intend to sell to may produce less boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If as a result of the COVID-19 pandemic we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we would have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may suffer a decline in our competitive position. Any failure to keep up with advances in electric powerboat technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain candidate. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture either or lead or lithium battery cells which makes us depend upon suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 18% of our sales in our 2021 fiscal year were derived from our network of independent dealers. We have agreements with the dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers' products, the manufacturers' attention to customer service and the marketing support that the manufacturer provides to the dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers. We might not be able to maintain or improve our relationship with our dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projected financial condition and results of operations and cause to alter our business plan.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;

•	the performance of their overall credit portfolios;

•	their willingness to accept the risks associated with lending to dealers; and

•	the overall creditworthiness of those dealers.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 90% of our sales occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We will particularly be affected by the Agreement Between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants, the effects of which are not certain. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Patrick Bobby, our Chief Operating Officer, and Kulwant Sandher, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating and manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards would have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the ABYC, a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard, the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are unable to successfully address their service requirements, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

We may not succeed in establishing, maintaining and strengthening the Vision Marine Technologies Inc. brand, which would materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine Technologies brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine Technologies brand will also depend heavily on the success of our marketing efforts. We intend to use proceeds from this offering for marketing of our products, but we might be successful in such expanded marketing. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). For example, our supply chain has been impacted by the COVID-19 pandemic as some of our third-party suppliers have experienced delays in delivering parts and components for our products. We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We will need to expend time and money on determining whether our products contain conflict minerals. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

If the governmental grants and tax credits that we receive were no longer available, our net income would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2021 and 2020 fiscal years, we received scientific research and development tax credits of $61,640 and $163,743, grants of $1,042,559 and $379,080, respectively, under an energy and greenhouse gas emission reduction innovation support program (known as Technoclimat). We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net income in each of the past two fiscal years would have been a net loss. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	expanding our marketing efforts, including the marketing of a new powertrain that we use;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, manufacturing, sales and service facilities;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union, it is common in Québec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ scarce leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

We have not yet protected our intellectual property rights through patents or formal copyright registration, and we do not currently have any patent applications pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Although we currently have patents, we intend to file patent applications in the future in connection with our electric outboard powertrain systems. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we will be first to file patent applications on this or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S.

We do not have trademarks for our products and trade names.

Although we use our logo as a trademark and have applied for its registration at the Canadian Intellectual Property Office, we do not have other trademarks for any of our brand names and logos in the United States or elsewhere. Any trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

●	establish and maintain alternative branding for our products and services; or

●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Québec, a substantial portion of our assets are in Canada and some of our directors reside outside the United States

We are constituted under the laws of the Business Corporations Act (Québec) (the “Business Corporation Act”) and our executive offices are located outside of the United States in Boisbriand, Québec. All of our officers, and directors, as well as our auditor reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Québec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

•	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by the COVID-19 Outbreak

The outbreak of the novel coronavirus (COVID-19) may cause disruptions to our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2020 and 2021.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in Canada, but approximately 90% of our sales occur in the United States. As a result, we are exposed to an exchange rate risk between the U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

1.2	Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year ended August 31, 2021:

On November 23, 2020, the Company announced the pricing of its initial public offering of 2,400,000 common shares at a price of US$10.00 per share for gross proceeds of US$24,000,000, before deducting underwriting discounts, commissions and offering expenses. The Company granted the underwriter a 45-day option to purchase up to an additional 360,000 common shares at the initial public offering price, less discounts and commissions, to cover over-allotments. The common shares are listed on the Nasdaq Capital Market under the ticker symbol “VMAR” and began trading on November 24, 2020. ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book running manager for the offering.

On November 27, 2020, the Company announced the closing of its initial public offering of 2,760,000 common shares at a price of US$10.00 per share, which includes 360,000 shares sold upon full exercise of the underwriter’s option to purchase additional common shares. The gross proceeds from the offering, including the exercise of the over-allotment option, were US$27,600,000, before deducting underwriting discounts, commissions and offering expenses.

On January 28, 2021, the Company announced that it signed a purchase order with Boat Fix, Inc. (“Boat Fix”), a leading boat maintenance and tracking services provider, to outfit its electric powerboat fleet with Boat Fix’s customized telematics devices as well as a monitoring software application and customer support and services.

On February 23, 2021, the Company announced that it acquired MAC Engineering's intellectual property relating to marine outboard electronic systems. MAC Engineering, the European distributor of the UQM brand, and one of the global leaders in medium and high-power electric motors in the USA, is the highly regarded designer of propulsion and battery management systems and components for electric vehicles. Under the terms of the transaction, the Company acquired all of MAC’s electric technological components, know-how and software relating to the manufacture, production, use, sale, rental and distribution of marine outboard electronic systems. The Company was also pleased to announce that Xavier Montagne, Chief Executive Officer of MAC Engineering, who joined the Company as its Chief Technology Officer.

On May 19, 2021, The Limestone® Boat Company ("Limestone"), announced a partnership with Vision Marine Technologies Inc. to produce its proprietary E-Motion electric propulsion powertrain option for select Limestone® and Aquasport brand models. The Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of Limestone, a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange (the "Debentures"), for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term (the "Term"). The Debentures are convertible at any time at the option of the Company into common shares of Limestone (“Common Shares”) at a conversion price of $0.36 per Common Share (the “Conversion Price“). If at any time following 120 days from the date of issuance of the Debentures (the “Closing Date“) and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

On May 25, 2021, the Company was pleased to announce that Alan D. Gaines was appointed to the Board of Directors and will serve as Chairman of the Board, replacing Mr. Robert Ghetti, who resigned from the Company’s board to devote more time to other business interests.

On June 8, 2021, the Company, announced the acquisition of 7858078 Canada Inc, and its wholly owned subsidiary, Electric Boat Rental Ltd. (“EBR”) consisting of cash and stock. EBR is an electric boat rental company operating at Lido Marina Village in Newport Beach, California. EBR’s business is a high margin, profitable and rapidly growing electric rental boat operation which will provide the Company the unique opportunity to showcase its disruptive electric technology and grow its brand recognition.

On September 1, 2021, the Company announced its Bruce 22 electric boat powered by its 180 hp fully electric E-Motion™ outboard motor set a new category speed record at the Lake of the Ozarks Shootout, the largest unsanctioned boat race in the US, which took place August 28-29, 2021. The Company was able to achieve a speed of 49 mph 78 (kph).

Financings

During the year ended August 31, 2021, the Company issued the following shares:

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of US$10.00 ($13.22) per share for proceeds of US$25,287,624 ($33,430,239) net of a US$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to US$380,376 ($502,857). Netted against the proceeds from the Offering are also professional fees amounting to $271,726 that were previously recorded in prepaid expenses.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489. On the same day, the Board of Directors authorized the issuance of 3,067 Voting Common Shares for a total consideration of $39,200 which remains receivable on August 31, 2021 and is presented in the advances to related parties.

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of US $15.07 (approximately $19.13) per share as part of the consideration paid for the for the acquisition of intangible assets.

On June 3, 2021, the Company issued 284,495 Voting Common Shares at a price of US$10.09 (approximately $12.21) per share as part consideration paid for the acquisition of 7858078 Canada Inc.

Incentive Stock Options

During the year ended August 31, 2021, the Company granted the following stock options:

On October 23, 2020, the Company granted 10,810 options at an exercise price of $3.70 per share; on November 24, 2020, the Company granted 440,000 stock options at an exercise price of $16.29 per share; on February 23, 2021, 190,000 stock options at an exercise price of $15.75 per share to directors, officers, employees and consultants of the Company and on May 14, 2021, the Company granted 500,000 stock options at an exercise price of $8.98 per shares to a director of the Company. and on July 26, 2021, the Company granted 7,500 stock options at an exercise price of $9.25 per share to directors, officers, employees and consultants of the Company.  The stock options will expire between 5 and 10 years from the grant date.

1.2	Selected Annual Financial Information

	Year Ended August 31, 2021	Year Ended August 31, 2020	Year Ended August 31, 2019
	$	$	$
Revenue	3,513,788	2,417,173	2,869,377
Gross Profit	1,604,182	604,390	1,285,364

Expenses	(16,612,499)	(2,858,613)	(987,911)

Income/(Loss) before Income Tax	(15,008,317)	(2,254,223)	297,453

Income Taxes	105,590	(21,309)	(64,387)

Net comprehensive profit/(loss)	(14,725,341)	(2,275,532)	233,066
Basic & Diluted Earnings/(Loss) per Share	(2.04)	(0.56)	0.06

Balance Sheet
Working Capital	18,626,563	533,760	(92,765)
Total Assets	38,801,292	3,631,625	1,914,562
Total Long-Term Liabilities	2,581,271	932,877	587,330

Selected Quarterly financial information

Quarter end	Revenues	Net comprehensive loss	Loss per Share
August 31, 2021	2,279,296	(3,160,725)	(0.38)
May 31, 2021	770,770	(4,808,061)	(0.60)
February 28, 2021	189,886	(4,453,314)	(0.56)
November 30, 2020	273,836	(2,303,241)	(0.44)
August 31, 2020	1,127,378	(1,740,826)	(0.38)
May 31, 2020	853,602	(56,909)	(0.01)
February 29, 2020	383,190	(199,610)	(0.05)
November 30, 2019	53,003	(278,187)	(0.12)

1.3	Results of Operations

Three months ended August 31, 2021

Revenue for the 3 months ended August 31, 2021 was $2,279,296 (2020: $1,127,378); the increase of 102% resulted from the acquisition of 7858078 Canada Inc. This resulted in an increase in gross profit of $1,353,923 (2020: $171,258). Excluding the revenue from the acquisition, the Company’s boats sales generated revenue of $1,065,755 (2020: $1,127,378); the reduction in revenue was caused by the Company’s focus on furthering its electric powertrain technology as well as global supply chain issues which resulted in longer lead times for parts.

During the 3 months ended August 31, 2021, the Company incurred a net comprehensive loss of $(3,160,725) compared to a net comprehensive loss of $(1,740,826) for the corresponding period. The increase in comprehensive loss was due to expenses for the 3 months ended August 31, 2021, increasing to $5,175,083 (2020: $1,743,106). The largest expense items that are included in expenses for the 3 months ended August 31, 2021 were:

•	Research and development for the 3 months ended August 31, 2021 increased to $1,111,327 due to the fitment of the Company’s E-Motion powertrains to third party boats.

•	Office salaries and benefits for 3 months ended August 31, 2021 increased to $825,633 compared to $72,656 for the 3 months ended August 31, 2020. The increase was caused by increases in staff, directors’ fees, additional staff related to the purchase of 7858078 Canada Inc., and increases in executive salaries.

•	Share-based compensation increased to $1,902,500 (2020: $1,206,929), as the Company granted 7,500 stock options during the 3-months ended August 31, 2021, at an exercise price between $9.25 to its directors, officers, employees and consultants. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•	Professional fees for the 3 months ended August 31, 2021 decreased to $216,105 (2020: $309,776) due to a reduction in legal fees.

•	Advertising and promotion for the 3 months ended August 31, 2021, increased to $383,027 (2020: $40,058) as the Company initiated a marketing campaign for its E-Motion powertrains and incurred additional costs related to the purchase of 7858078 Canada Inc.

•	Office and General expenses for the 3 months ended August 31, 2021, increased to $359,850 (2020: $32,094) as the Company increased its operational staff and incurred additional costs related to the purchase of 7858078 Canada Inc.

•	Foreign exchange gains or losses for the 3 months ended August 31, 2021 increased to a gain of $314,143 (2020: a loss of $18,536) as the Canadian dollar increased its value against the US Dollar.

•	Fair value adjustment relating the Company’s investment amounted to $550,000 for the 3 months ended August 31, 2021 (2020: $nil).

Year ended August 31, 2021

Revenue for the year ended August 31, 2021 was $3,513,788 (2020: $2,417,173); the increase of 45% resulted from the acquisition of 7858078 Canada Inc. This resulted in an increase in gross profit of $1,604,182 (2020: $604,390). Excluding the revenue from the acquisition, the Company’s boats sales generated revenue of $2,080,110 (2020: $2,249,107); the reduction in revenue was caused by the Company’s focus on furthering its electric powertrain technology as well as global supply chain issues which resulted in longer lead times for parts.

During the year ended August 31, 2021, the Company incurred a net comprehensive loss of $(14,725,341) compared to a net comprehensive loss of $(2,275,532) for the corresponding year. The increase in comprehensive loss was due to expenses for the year ended August 31, 2021, increasing to $16,612,499 (2020: $2,858,613). The largest expense items that are included in expenses for the year ended August 31, 2021 were:

•	Research and development for the year ended August 31, 2021 increased to $1,489,953 due to the fitment of the Company’s E-Motion powertrains to third party boats.

•	Office salaries and benefits for year ended August 31, 2021 increased to $1,754,613 compared to $315,138 for the year ended August 31, 2020. The increase was caused by increases in staff, directors’ fees, additional staff related to the purchase of 7858078 Canada Inc., and increases in executive salaries.

•	Share-based compensation increased to $7,121,444 (2020: $1,312,071), as the Company granted 1,148,310 stock options at an exercise price between $3.70 and $16.29 to its directors, officers, employees and consultants. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•	Professional fees for the year ended August 31, 2021 increased to $1,633,477 (2020: $671,788) caused by legal and accounting costs incurred due to the Company’s initial public offering, and fees paid to consultants.

•	Advertising and promotion for the year ended August 31, 2021, increased to $927,508 (2020: $238,389) as the Company initiated a marketing campaign for its E-Motion powertrains.

•	Office and General expenses for the year ended August 31, 2021, increased to $1,130,296 (2020: $114,508) as the Company increased its operational staff and incurred additional costs related to the purchase of 7858078 Canada Inc.

•	Foreign exchange losses for the year ended August 31, 2021 increased to $1,583,292 (2020: $1,295) as the Canadian dollar increased its value against the US Dollar.

•	Fair value adjustment relating the Company’s investment amounted to $550,000 for the year ended August 31, 2021 (2020: $nil).

The Company incurred an increase in income taxes for the year ended August 31, 2021, of $105,590 (2020: $21,309), primarily caused by an increase in deferred taxes.

1.6	Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems and electric boats. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2021, the Company raised gross proceeds of US$27,600,000 from its initial public offering onto the Nasdaq. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds are can be raised and sales of its outboard powertrain systems and electric boats does not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $14,725,341 during the year ended August 31, 2021 and has a cash balance and a working capital surplus of $18,147,821 and $18,626,563, respectively, as at August 31, 2021. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations

As of December 1, 2021, the Company had 8,324,861 issued and outstanding shares and 10,135,782 on a fully diluted basis.

The Company had $18,626,563, of working capital surplus as at August 31, 2021 compared to $533,760 working capital surplus as at August 31, 2020. The increase in working capital surplus resulted from the cash used in operations of $8,251,438 (2020: $434,658); cash used in investing activities of $9,468,395 (2020: $37,656) resulting from the additions to property and equipment, investment in debentures; a cash payment of $5,029,416 for the acquisition of 7858078 Canada Inc.; which was offset by financing activities generating cash of $34,570,833, (2020: $1,731,635), due to the Company’s initial public offering on to the Nasdaq, which was partially offset by repayments of the Company’s bank indebtedness and the repayment of long-term debt.

1.7	Capital Resources

As at August 31, 2021, the Company had cash and cash equivalents of $18,147,821 (2020: $1,296,756).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 15 and 27 of the Company’s consolidated financial statements for the year ended August 31, 2021. The Company has not pledged its assets as security for loans.

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

Related party balances and transactions

The following table summarizes the Company’s related party transactions for the year:

	2021	2020	2019
	$	$	$
Revenues
Sales of boats
Electric Boat Rental Ltd. (prior to June 3, 2021)	84,149	101,684	429,132
Patrick Bobby	—	11,000	—
Sale of parts and boat maintenance
Electric Boat Rental Ltd. (prior to June 3, 2021)	40,310	79,696	26,399
Other
Electric Boat Rental Ltd. (prior to June 3, 2021)	—	2,500	—
7858078 Canada Inc. (prior to June 3, 2021)	—	6,074	5,000
Expenses
Cost of sales
Electric Boat Rental Ltd. (prior to June 3, 2021)	11,444	16,865	—
Research and Development
9335-1427 Quebec Inc.	75,020	—	—
Mac Engineering, SASU	176,500	—	—

Travel and entertainment
Electric Boat Rental Ltd. (prior to June 3, 2021)	8,926	—	—

Advertising and promotion
Electric Boat Rental Ltd. (prior to June 3, 2021)	11,245	—	—

Rent expense
California Electric Boat Company Inc.	—	—	143,376
Electric Boat Rental Ltd. (prior to June 3, 2021)	—	65,934	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc.

Remuneration of directors and key management of the Company

	2021	2020	2019
	$	$	$
Wages	1,299,402	308,868	207,751
Share-based payments – capital stock	—	572,110	—
Share-based payments – stock options	6,081,900	259,410	—
	7,381,302	1,140,388	207,751

At the end of the year, the amounts due to and from related parties are as follows:

	2021	2020
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	—
Alexandre Mongeon	14,200	—
	39,200	—
Current advances to related party
Alexandre Mongeon	185,407	—
Amounts due to related parties included in trade and other payable
Alexandre Mongeon	74,157	3,005
Patrick Bobby	11,092	2,414
Kulwant Sandher	7,054	—
Mac Engineering, SASU	29,957	—
	122,260	5,419
Current advances from related parties
9335-1427 Quebec Inc.	—	104,931
Alexandre Mongeon	—	141,972
Patrick Bobby	—	139,473
Robert Ghetti	—	64,750
Immobilier R. Ghetti Inc.	—	16,487
Société de Placement Robert Ghetti Inc.	—	279,376
Gestion Toyma Inc.	—	151,500
Entreprises Claude Beaulac Inc. [former shareholder]	—	—
	—	898,489

Advances from related parties are non-interest bearing and have no specified terms of repayment.

In December 2020, the holders of the advances from related parties and the Company have agreed that the advances shall automatically convert into Voting Common Shares of the Company at a conversion price equal to the per Voting Common Share offering price in the Initial Public Offering.

1.10	Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Business acquisition fair value

The Company makes a number of estimates when determining the acquisition date fair values of consideration transferred, assets acquired and liabilities assumed in a business acquisition. Fair values are estimated using valuation techniques based on discounted future cash flows. Future cash flows may be influenced by a number of assumptions such as forecasted revenues, royalty rate, selling prices, costs to operate, capital expenditures, growth rate and the discount rate.

On August 31, 2021, all of the Company’s goodwill is allocated to the boat rental operation cash generating unit (“CGU”), which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2021, there was no impairment of goodwill.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions.

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

1.11	Changes in Accounting Policies including Initial Adoption

See Note 3 of the Company's consolidated financial statements for the year ended August 31, 2021.

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

• material information relating to the Corporation has been made known to them; and

• information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework)

As a result of the year-end assessment process, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2021.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review and establishing additional review procedures over the accounting for complex and non-routine transactions.

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the twelve-month periods ended August 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended August 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14	Financial Instruments and risk management

See Note 23 to the Company's consolidated financial statements for the year ended August 31, 2021.

1.15	Additional Information

HEAD OFFICE	CAPITALIZATION (as at December 1, 2021) Shares Authorized: Unlimited Shares Issued: 8,324,861
730 Boulevard du Cure-Boivin
Boisbriand, QC
J7G 2A7
Tel: (450) 951 - 7009
Email: info@electricboats.ca
OFFICERS & DIRECTORS
Alex Mongeon, CEO and Director Patrick Bobby COO and Director
Kulwant Sandher, CPA, CA, BSc (Eng.) Chief Financial Officer	AUDITORS Ernst & Young LLP Montreal, Quebec LEGAL COUNSEL Renno & Co LLP 400 - 3 Place Ville-Marie, Montreal, QC H3B 2E3
Alan Gaines Chairman & Director Luisa Ingargiola Director Renaud Cloutier Director Steve P. Barrenechea Director